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MAR 1 2010

Washington, DC
122

10026361

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRADITION ASIEL SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 PARK PLACE, 4TH FLOOR
(No. and Street)

NEW YORK,	NEW YORK	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH A. RICCIARDI — (212) 791-4500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/11

OATH OR AFFIRMATION

I, **Judith A. Ricciardi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ______, as of **December 31,**, 20 **09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELANIE JEUNE
Notary Public, State of New York
No. 02JE6159324
Qualified in Queens County
Commission Expires Jan. 16, 2011
Certificate filed in NY County

Notary Public

Signature

Financial & Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradition Asiel Securities Inc.
(A Wholly-Owned Subsidiary of Tradition (North America) Inc.)

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Tradition Asiel Securites, Inc.

We have audited the accompanying statement of financial condition of Tradition Asiel Securities, Inc. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradition Asiel Securities, Inc. at December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2010

Tradition Asiel Securities Inc.
(A Wholly-Owned Subsidiary of Tradition (North America) Inc.)

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents (includes $400,000 of cash segregated under federal and other regulations)	$ 18,240,031
Receivable from brokers, dealers and clearing organizations	20,630,117
Securities owned, at fair value	5,979,190
Commissions receivable	6,743,333
Deposits at clearing broker and clearing organizations	7,308,239
Employee loans and advances , net	2,021,360
Due from Parent	15,634,378
Due from affiliates	354,318
Fixed assets, net	225,714
Deferred tax asset	618,036
Other assets	743,486
Total assets	$ 78,498,202
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 8,117,458
Payable to brokers, dealers and clearing organizations	18,638,752
Securities sold, not yet purchased, at market value	109,772
Due to affiliates	294,179
Total liabilities	27,160,161
Stockholder's equity	51,338,041
Total liabilities and stockholder's equity	$ 78,498,202

The accompanying notes are an integral part of this statement of financial condition.

Tradition Asiel Securities Inc.
(A Wholly-Owned Subsidiary of Tradition (North America) Inc.)

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Description of Business

Tradition Asiel Securities Inc. ("TAS" or the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition (North America) Inc. (the "Parent"), which is in turn a wholly-owned subsidiary of Compagnie Financière Tradition, a company organized in Switzerland. TAS is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange and the Financial Industry Regulatory Authority ("FINRA"). FINRA is the firm's Self Regulatory Organization.

TAS is a broker of U.S. government treasuries and repurchase agreements, emerging market bonds and repurchase agreements, mortgage backed securities, corporate fixed income securities, money market instruments, equity securities, equity and index options, and municipal bonds.

TAS self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Clearing Corporation, the Options Clearing Corporation, and the Fixed Income Clearing Corporation. Other trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing (the clearing broker). TAS does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition.

2. Significant Accounting Policies

Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S generally accepted accounting principles ("GAAP").

In July 2009, the Financial Accounting Standards Board (''FASB'') issued *the FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles* (the ''Codification''). The Codification became the single source for all authoritative GAAP recognized by the FASB and is effective for the Company's current year end. The Codification changes the organization and referencing of financial accounting and reporting standards and certain references in this statement of financial condition use the Codification referencing system prescribed by the FASB.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds, which maintain a net asset value of $1.00 and other highly liquid investments with original maturities of three months or less as cash equivalents.

Revenue Recognition

All securities transactions and the related revenues and expenses are recorded on a trade date basis. Commissions and related clearing charges are also recorded on a trade date basis. Included in commissions are revenues derived from matched riskless principal transactions.

Securities Transactions

Securities owned are stated at market value with resulting unrealized gains or losses included in principal transactions on the statement of income. Market value is generally based on quoted market prices on an active exchange.

Receivable from brokers, dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to deliver. Payable to broker, dealers and clearing organizations includes amounts payable for fails to receive, cash received for securities loaned, and amounts payable to clearing organizations on open transactions. The Company typically loans securities in order to fund non-standard settlements requested by the customer of a fail to receive.

2. Significant Accounting Policies (continued)

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Commissions receivable consists of customer commissions earned.

Fixed Assets

Computer equipment and trading software are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful life of three years.

Goodwill

Goodwill of approximately $350,000 is included in other assets on the statement of financial condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co LLC effective June 30, 2000.

The Company completed its reassessment of all its existing goodwill as of December 31, 2009 and has determined that goodwill has not been impaired.

Other Assets

Other assets consist primarily of prepaid expenses, goodwill (discussed above) and other miscellaneous receivables.

Employee Loans

The Company extends forgivable loans to certain employees as terms to their employment contracts, and these loans are amortized on a straight-line basis over the life of the loan, which is typically two to three years.

3. Related Party Transactions

The Company is charged for facilities and other services provided by its Parent on a monthly basis in accordance with a service level agreement, which is subject to renegotiation on an annual basis. Additionally, the Company advances the Parent funds in order to cover certain operating expenses of the Parent. Due from Parent in the accompanying statement of financial condition primarily includes the net non-interest bearing cash advances to cover these and other operating expenditures of the Parent and are due on demand.

Certain customers of the Company are introduced by an affiliate. The Company earns commissions on transactions executed on behalf of the introduced customers. For the year ended December 31, 2009, the Company was charged brokerage fees by the affiliate. This represents an agreed upon percentage of the gross commissions earned by the Company. Included in due to affiliates in the statement of financial condition is $11,921 in connection with these transactions.

The Company has two space and revenue sharing arrangements (collectively the "Arrangements" and individually the "Arrangement") with an affiliate. Under the first Arrangement, the Company utilizes the affiliate's office space for a certain business line while the Company provides compliance and operational support services to the affiliate. Under this first arrangement, the Company pays the affiliate 50% of the net profits or losses (as defined) of the referenced business line occupying the affiliate's space. Under the second Arrangement, the Company also utilizes the affiliate's office space for a new business line and in return the affiliate is entitled to 100% of the profits/losses of this business line. Included in due from affiliates in the statement of financial condition is $260,608 relating to these Arrangements.

During the year ended December 31, 2009, the Company also recognized net commissions revenue related to other transactions with affiliates, which make up the remaining due from affiliates balance on the statement of financial condition.

4. Deposits at Clearing Broker and Clearing Organizations

The Company is required to maintain deposits at the clearing broker and at clearing organizations in order to conduct its business. At December 31, 2009, deposits at the clearing broker and clearing organizations consists of cash of approximately $7.3 million including accrued interest.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2009 are comprised of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$ 20,217,588	$18,413,412
Receivable from/payable to clearing organizations	280,142	160,091
Receivable from/payable to broker-dealers	–	65,249
Other	132,387	–
Total	$ 20,630,117	$18,638,752

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2009 without any adverse financial effect.

6. Financial Instruments

The Company values all financial instruments in accordance with FASB ASC 820 *"Fair Value Measurements and Disclosures"* ("ASC 820") (previously, Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"*). ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

6. Financial Instruments (continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following is a summary of the assets and liabilities measured at fair value as of December 31, 2009.

Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
Assets				
Securities owned:				
Equities	$ 113,131	$ –	$ –	$ –
U.S. government & agency securities	5,185,692	–	–	–
Corporate Bonds	–	680,368	–	–
Total Assets	$ 5,298,823	$ 680,368	$ –	$ 5,979,191
Liabilities				
Securities sold, not yet purchased:				
Equities	$ 9,789	$ –	$ –	$ –
U.S. government & agency securities	22,877	–	–	–
Corporate Bonds	–	77,106	–	–
Total Liabilities	$ 32,666	$ 77,106	$ –	$ 109,772

No other assets or liabilities are measured at fair value under ASC 820as of December 31, 2009.

6. Financial Instruments (continued)

Included in securities owned as of December 31, 2009 are U.S. government securities on deposit at a clearing organization with a market value of approximately $5.0 million. These securities are used to satisfy the deposit requirement with a clearing organization.

Securities sold, not yet purchased commit the Company to deliver specified securities at pre-determined prices, and thereby create a liability to purchase the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amounts reflected in the statement of financial condition.

7. Employee Benefits

The Company participates in the Parent's defined contribution plan (the Plan) covering substantially all employees who qualify as to age, length of service, and employment date.

The Company contributes 40% of each participant's pre-tax contributions, subject to a maximum of 6% of the participant's eligible compensation. In 2009, participants could contribute up to $16,500 with an additional $5,000 catch-up contribution for employees over 50 years old.

8. Fixed Assets

Major fixed asset classifications at December 31, 2009 are summarized as follows:

Computer Equipment	$ 116,745
Telephone	87,110
Trading System Software	1,778,200
	1,982,055
Less Accumulated Depreciation	(1,756,341)
Fixed Assets, net	$ 225,714

9. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by ASC 740, *Income Taxes*. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

9. Income Taxes (continued)

The Company is included in the federal and combined state and local income tax returns of the Parent. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the deferred tax asset of $618,036 at December 31, 2009 is reported on the statement of financial condition. Deferred tax assets at December 31, 2009 are reflected without reduction for a valuation allowance. A deferred tax liability of $119,628 at December 31, 2009 is included in accounts payable and accrued expenses in the statement of financial condition. The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate relate to state and local taxes.

On July 13, 2006, the FASB released ASC 740-10, *Accounting for Uncertainty in Income Taxes.* ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. ASC 740-10 is initially effective for fiscal years beginning after December 31, 2008, and as such the Company adopted ASC 740-10 on January 1, 2009. In accordance with the adoption, the Company accounts for any ASC 740-10 reserves as a component of income tax expense. As of and during the year ended December 31, 2009, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. As of December 31, 2009, the Company's tax returns for 2006 through 2008) are subject to examination by tax authorities.

10. Regulatory Requirements

TAS is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (15c3-1) (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. TAS elected to compute its net capital under the alternative method permitted by the Rule which requires TAS to maintain minimum net capital, as defined, of $1.0 million. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

10. Regulatory Requirements (continued)

At December 31, 2009, TAS had net capital of approximately $26.0 million which was approximately $25.0 million in excess of the required net capital.

Under the clearing arrangements with the clearing broker, TAS is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2009, TAS was in compliance with all such requirements.

TAS does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

The Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB"), as defined, for the benefit of an affiliate. The PAIB Calculation is completed in order for this affiliate to classify its receivables from the Company as allowable assets in the affiliate's net capital calculation.

The Company maintains a separate reserve bank account for PAIB. The reserve requirement, as computed, totaled $65,249 at December 31, 2009. At December 31, 2009, the Company held $400,000 in a special PAIB reserve bank account, which was in excess of this requirement.

For the year-end December 31, 2009, the Company only cleared transactions for an affiliate.

11. Commitments and Contingencies

As of December 31, 2009, the Company had future minimum rental commitments under operating and equipment leases as follows:

	Minimum Rentals
Year:	
2010	$ 1,726,932
2011	1,726,932
2012	1,726,932
2013	2,420,474
Thereafter	14,444,926
Total	$ 22,046,196

11. Commitments and Contingencies (continued)

The operating lease expires in August 2019 and is subject to escalations.

The Company has obtained unsecured letters of credit amounting to a total of approximately $1.1million. Of this, $600,000 is for the benefit of the Company's landlord to satisfy a security deposit requirement and expires on July 21, 2010. The remaining $500,000 is used to satisfied margin requirements with clearing organizations.

The Company and its Parent have been named a defendant in certain lawsuits and other legal proceedings. After considering all relevant facts and advice of outside counsel, in the opinion of management, such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations. The Parent has agreed to indemnify the Company of all liabilities resulting from these lawsuits and other legal proceedings.

12. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company purchases and sells securities as both riskless principal and agent. If the counterparty to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

In addition, the Company will enter into a matched transaction to purchase and sell securities; however, the Company may not be able to deliver the securities in the manner requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

In the normal course of business, the Company obtains securities under securities borrow agreements on terms which permit it to re-pledge or resell the securities to others. There were no securities lending or borrowing transactions open at December 31, 2009.

At December 31, 2009, the Company's cash and cash equivalents were held at two major financial institutions at which each account is insured up to $250,000 by the Federal Deposit Insurance Corporation.

12. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

Commissions receivable represent amounts due from the clearing broker and customers, which primarily consist of securities firms. At December 31, 2009, approximately $2.6 million in commissions receivable is concentrated with one clearing broker and $4.6 million is concentrated with seven customers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company's policy is to monitor the credit standing of each counterparty with which it conducts business.

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify its clearing broker for losses that they may sustain from the customer accounts introduced by the Company.

13. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. As described in Note 12, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was $1,141. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. These transactions have subsequently settled with no loss to the Company.

13. Guarantees (continued)

The Company guarantees a $3 million line of credit that was issued to an affiliate. No amounts were outstanding under the Loan at December 31, 2009.

14. Subsequent Events

The Company has evaluated subsequent events through February 28, 2010 and has noted no significant events since the balance sheet date.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

Tradition Asiel Securities Inc.
(A Wholly-Owned Subsidiary of Tradition
(North America) Inc.)
December 31, 2009
With Report of Independent Registered Public Accounting
Firm

Ernst & Young LLP

ERNST & YOUNG